

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2013

Andrew Stone
President and Chief Executive Officer
African Copper Corporation
Ground Floor, Liesbeek House
River Park, Gloucester Road
Mowbray, Cape Town 7700 South Africa

> **Re: African Copper Corporation**
> **Current Report on Form 8-K**
> **Filed April 22, 2013**
> **File No. 0-54804**

Dear Mr. Stone:

We issued a comment letter to you on the above-captioned filing on July 3, 2013. As of the date of this letter, the comment we issued remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by August 16, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve any material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director